Freescale Semiconductor, Ltd. 6501 William Cannon Drive West, Austin, TX 78735 www.freescale.com

March 7, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Freescale Semiconductor, Ltd. (the “Company”) has made disclosure pursuant to those provisions in Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2012, which was filed with the Securities Exchange Commission on March 7, 2013. The Company made such disclosure based on information provided by another company that may be deemed an affiliate, and not because of any conduct by the Company.

Very truly yours,

FREESCALE SEMICONDUCTOR, LTD.

By:	/s/ Jonathan A. Greenberg
Name:	Jonathan A. Greenberg
Title:	Senior Vice President, General Counsel, Chief Ethics and Compliance Officer and Secretary